EXHIBIT 4.7
March 12, 2008
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549
Re: Brookfield Homes Corporation
Ladies and Gentlemen:
In accordance with Item 601(b)(4)(iii) of Regulation S-K, Brookfield Homes Corporation (the “Registrant”) has not filed herewith any instrument with respect to long-term debt not being registered where the total number of securities authorized thereunder does not exceed ten percent (10%) of the total assets of the Registrant and its subsidiaries on a consolidated basis. The Registrant hereby agrees t o furnish a copy of any such agreement to the Securities and Exchange Commission upon request.
Sincerely,

BROOKFIELD HOMES CORPORATION
/s/ PAUL G. KERRIGAN
Paul G. Kerrigan
Executive Vice President and Chief Financial Officer